WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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05013034

November 28, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility	November 28, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

PROCESSED
DEC 06 2005
THOMSON
FINANCIAL

DEC 02 2005

12/6

Issued: Friday 25 November 2005

MARKS AND SPENCER GROUP PLC (THE "COMPANY")

Notification of transactions of directors/persons discharging managerial responsibility ("PDMR")

Sharesave Options

On 25 November 2005, under the terms of the Marks and Spencer Group plc Sharesave Scheme, the following directors/PDMRS were granted options to buy ordinary shares in the Company at an option price of 349 pence per share.

Name	Savings Term	Number of options granted at 349p	Total number of options held under the Sharesave Scheme
Stuart Rose	5 years	4,613	4,613
Steven Sharp	3 years	2,679	2,679
Ian Dyson	5 years	4,613	4,613
Graham Oakley (PDMR)	5 years	4,613	15,430
Kate Bostock (PDMR)	3 years	2,679	2,679
Richard Wolff (PDMR)	5 years	4,613	15,430

For further information please contact:

Sue Sadler Tel. 020 8718 8642